

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2020

Glenn E. Fuller
Executive Vice President, Chief Legal Officer
AutoWeb, Inc.
6410 Oak Canyon, Suite 250
Irvine, California 92618

> **Re: AutoWeb, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 5, 2020**
> **File No. 333-249876**

Dear Mr. Fuller:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Keith Paul Bishop, Esq.